                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ___________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              ___________________


                                   SPR INC.
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)



                                  784922 10 6
                                --------------
                     (CUSIP Number of Class of Securities)


                               Fredrick A. Smith
                                 Leapnet, Inc.
                                420 West Huron
                            Chicago, Illinios 60610
                                (312) 494-0300
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   Copy to:

                             John R. Hempill, Esq.
                              Morrison & Forester
                          1290 Avenue of the Americas
                           New York, New York 10104

                                (212) 468-8000

                               January 27, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

                                 SCHEDULE 13D
------------------------------------------------------------------------------
CUSIP NO.  784922 10 6
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leapnet, Inc,; FEIN 36-4079500
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]*
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,889,742
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,889,742
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      30.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
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* As a result of Stockholders Agreements (collectively, the "Voting
Agreements"), dated as of January 27, 2000, between Leapnet, Inc. and the following SPR Inc. stockholders: Robert M. Figliulo and David Figliulo (individually, the "Stockholder" and collectively, the "Stockholders"), Leapnet, Inc. may be deemed to be to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Voting Agreements are filed herewith and incorporated herein by reference.

Item 1.   Security and Issuer.
          -------------------

          This Statement on Schedule 13D relates to shares of common stock ("Issuer Shares"), par value $0.01, of SPR Inc., a Delaware corporation ("Issuer"). Issuer's principle executive offices are located at 2015 Spring Road, Suite 750, Oak Brook, Illinois 60523.

Item 2.   Identity and Background.
          -----------------------

          This Statement on Schedule 13D is being filed by Leapnet, Inc., a Delaware corporation ("Leapnet"). Leapnet is a strategic and creative communications company that develops and implements integrated brand marketing campaigns using traditional and new media primarily for market leading clients. Leapnet's principal executive offices are located at 420 West Huron, Chicago, Illinois 60610.

          Other than executive officers and directors, there are no persons or entities controlling or ultimately controlling Leapnet.

          During the last five years neither Leapnet nor, to the best of Leapnet's knowledge, any of its executive officers and/or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, or was subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          Each officer and/or director of Leapnet is a citizen of the United States of America. The chart below sets forth the name, business address and present principal occupation of each executive officer and/or director of Leapnet.

        Name                   Address                  Principal Occupation
------------------------------------------------------------------------------------
Frederick A. Smith    420 West Huron             Chief Executive Officer, Chief
                      Chicago, Illinois 60610    Financial Officer, Director and
                                                 Chairman of the Board of Leapnet
------------------------------------------------------------------------------------
Thomas R. Sharbaugh   420 West Huron             President of Leapnet and Director
                      Chicago, Illinois 60610
------------------------------------------------------------------------------------
George Gier           420 West Huron             Director
                      Chicago, Illinois 60610
------------------------------------------------------------------------------------
John G. Keane         420 West Huron             Director
                      Chicago, Illinois 60610
------------------------------------------------------------------------------------
Gregory J. Garville   420 West Huron             Director
                      Chicago, Illinois 60610
------------------------------------------------------------------------------------
Charles J. Ruder      420 West Huron             Director
                      Chicago, Illinois 60610
------------------------------------------------------------------------------------
Robert C. Bramlette   420 West Huron             Chief Legal and Strategic Officer
                      Chicago, Illinois 60610    of Leapnet
------------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Voting Agreements were entered into by each Stockholder in consideration for Leapnet executing the Agreement and Plan of Merger (the "Merger Agreement"), dated January 27, 2000, between Leapnet, Issuer and a wholly-owned subsidiary of Leapnet, Brassie Corporation (the "Merger Sub").

Item 4.   Purpose of Transaction.
          ----------------------

          The Voting Agreements were entered into as a condition of, and in consideration for, Leapnet's entering into the Merger Agreement. Pursuant to the Voting Agreements, each Stockholder has agreed to vote: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions.

          Pursuant to the Merger Agreement: (i) each share of Issuer will be exchanged for 1.085 Leapnet Shares, (ii) the certificate of incorporation of the surviving corporation shall be the same as the certificate of incorporation of Issuer prior to the merger, (iii) the bylaws of the surviving corporation shall be the same as the bylaws of the Merger Sub prior to the merger and (iv) the board of directors of the surviving corporation shall be a nine member classified board with Leapnet designating five directors and Issuer designating four directors.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Leapnet may be deemed to beneficially own 3,889,742 Issuer Shares, which consists of 30.4% of the issued and outstanding Issuer Shares, and to share voting power with respect to such Issuer Shares. Pursuant to the terms of the Voting Agreements, each Stockholder has agreed at any meeting of Issuer's stockholders, or pursuant to any written consent of stockholders in lieu of such meeting, to vote Issuer Shares held by him as of the relevant record date: (i) in favor of approval of the Merger Agreement, (ii) against any action that would breach the Merger Agreement and (iii) against certain specified extraordinary transactions. Pursuant to the Voting Agreements, each Stockholder grants to Leapnet an irrevocable proxy to vote his Issuer Shares, appoints Leapnet's Board of Directors as his attorney-in-fact until the earlier of the effective date of the merger or the termination of the Merger Agreement or such other date specified in the respective Voting Agreement.

          No transactions in Issuer's Shares have been effected during the past 60 days by Leapnet other than the Merger Agreement and the Voting Agreements.

          The rights to: (i) receive dividends from, (ii) direct the receipt of dividends from, (iii) receive proceeds from the sale of, and (iv) direct the receipt of proceeds from the sale of each Stockholder's Issuer Shares remain with each respective Stockholder.

Item 6.   Contracts, Arrangements or Understandings with Respect to Securities
          --------------------------------------------------------------------
          of the Issuer.
          --------------

          The contracts, arrangements, understandings or relationships with respect to the Issuer Shares consist of the Merger Agreement and the Voting Agreements relating thereto. The Voting Agreements are attached hereto as Exhibits and specifically incorporated by reference herein.

          Except for the Merger Agreement and the Voting Agreements, neither Leapnet nor, to the best of Leapnet's knowledge, any other person named in Item 2 above has any contract, arrangement, understanding or relationship with any person with respect to Issuer Shares, including, but not limited to, transfer or voting of securities, finder's fees, joint ventures, loan agreements, option agreements, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Stockholder Agreement among Leapnet, Issuer and Robert M. Figliulo, dated January 27, 2000, filed herewith.

          2. Stockholder Agreement among Leapnet, Issuer and David Figliulo, dated January 27, 2000, filed herewith.

                                  SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 4, 2000

                              Leapnet, Inc.

                              By:  /s/ Frederick A. Smith
                                   -------------------------------------------
                                   Name:  Frederick A. Smith
                                   Title: Chief Executive Officer,
                                          Chief Financial Officer,
                                          Director and Chairman of the Board